Revolution Healthcare Acquisition Corp.

20 University Road

Cambridge, Massachusetts 02138

March 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Revolution Healthcare Acquisition Corp.
Acceleration Request for Registration Statement on Form S-1
File No. 333-253729

Dear Ms. Martin:

Reference is made to our letter, filed as correspondence via EDGAR on March 12, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to March 16, 2021, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date to March 16, 2021.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Revolution Healthcare Acquisition Corp.

/s/ Jay Markowitz
Jay Markowitz
Chief Executive Officer and Chairman

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP
Yasin E. Akbari, Esq., Goodwin Procter LLP
Janet Hsueh, Esq., Goodwin Procter LLP